Item 77K

August 26, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Commissioner:

KPMG LLP was previously the principal accountants for the Aquila Rocky Mountain Equity Fund (the Fund). On July 27, 2005 KPMG LLP resigned as the principal accountants of the Fund and Tait, Weller and Baker was engaged as the principal accountants to audit the Fund's financial statements for the fiscal year of 2005. The decision was made by the Audit Committee of the Board of Trustees.

The audit reports of KPMG LLP on the Fund's financial statements as of and for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the two fiscal years ended December 31, 2004 and 2003 and the subsequent interim period through July 27, 2005, there were: (1) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) no reportable events enumerated in Item 304(a)(i)(v) of Regulation S-K.

At no time during the years ended December 31, 2004 and 2003 and through July 27, 2005 did the Fund consult Tait, Weller and Baker regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The response letter from KPMG LLP is attached as Exhibit 77K to this Form
N-SAR.


Sincerely,




/s/Joseph P. DiMaggio
---------------------
 Joseph P. DiMaggio
Chief Financial Officer and Treasurer






August 26, 2005


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:
We were previously principal accountants for the Aquila Rocky Mountain Equity Fund (the Fund) and, under the date of February 18, 2005, we reported on the financial statements and financial highlights of the Fund as of December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On July 27, 2005, we resigned as principal accountants. We have read the Fund's statements included under Item 77K of its Form N-SAR dated August 26 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund's statements that the change was decided by the Audit Committee of the Board of Trustees and their statements in the fourth paragragh related to Tait, Weller and Baker.


Very truly yours,


/s/  KPMG LLP
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KPMG LLP